Filed by US Airways Group, Inc.
Commission File No. 001-8444
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.
Commission File No. 001-8444

Arrivals Arrivals def. Creating a Premier Global Carrier New American Arriving April 5, 2013 Issue 7 A joint merger communication for employees of the new American Ready, Set, Plan! Integrating our two great companies is no easy task, but integration planning efforts officially got underway this week with a joint session at US Airways’ headquarters in Tempe, Ariz. The two-day meeting was attended by employees of both American and US Airways who serve in the integration management office (IMO) or are leaders of the integration planning teams. American CEO Tom Horton and US Airways CEO Doug Parker kicked off the session Tuesday morning, welcoming approximately 150 employees of both airlines. Tom, who is chairman of oneworld®, shared the benefits the merger would have on our customers, employees and shareholders, and outlined how this combination would make oneworld® stronger. “The combination of American and US Airways will create a more equal alliance share in the United States; oneworld® is the preferred alliance for premium customers,” Tom said. Doug then outlined integration planning priorities and took questions from attendees (see page 3). REDACTED INSIDE REDACTED Speaking spree pg 4 Hub love: Tulsa pg 5 The fine print pg 6 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

REDACTED REDACTED corp.comm@aa.com

REDACTED REDACTED REDACTED REDACTED Questions from the planning teams REDACTED Q. What will be done about the branding and livery of the new airline? A. Doug said, “I was briefed on the new branding work by members of the American team and it truly is some of the best work I’ve ever seen. I think it’s important to remember that in this combination, there will be 32,000 US Airways employees who will, in a sense, be losing their identity – the headquarters is moving, the name is going away, and this is the reality for one-third of our new airline. What we found when we combined America West with US Airways is that maintaining the heritage of past airlines is symbolic and really important to employees. You can pay homage to the past and create a platform for the future. I’m not saying that’s something we will do in this situation, or not do for that matter, but it’s something we need more time to think about and really can’t answer until we’re one airline.”

Speaking spree

American Airlines CEO Tom Horton and US Airways CEO Doug Parker each took the stage last week to discuss the benefits of the merger and the exciting future of our industry at major aviation events. Tom gave a talk at a monthly luncheon held by New York-based aviation society The Wings Club, while Doug was a keynote speaker at the U.S. Chamber of Commerce's annual Aviation Summit in Washington, D.C. Here are some excerpts from their prepared remarks:

Tom on the benefits of the merger:
"In short, it's about creating the top global airline: One that is profitable, with hundreds of new planes on the way, a powerful network, strong alliances with the best international partners, a stream of new products to enhance the travel experience and a renewed iconic American brand. Together, we can leapfrog the competition."



Tom on what he has learned from the merger process:
"People sometimes ask me about lessons learned…First, in a storm, stand and lead with optimism — if you don't stand tall, your team won't. Second, paint the clear picture of success and execute. Stay focused, determined, never distracted from that goal. Third, it's not about you. A leader is simply a steward of something greater and the best ones are never, ever confused about that."


FreeEnterprise.com

Doug on integration:
"We expect the transaction to close in the third quarter of this year, at which point we will begin the task of combining these two great companies. Luckily, we have a playbook to draw from. At US Airways, we have the lessons learned from the operational improvements we have realized in recent years. From our partners at American, we can look to the efficiencies they are already implementing as part of their restructuring and across the industry we can draw upon the examples of the other mergers that have recently taken place."

Doug on the aviation industry:
"2012 was one of the best years yet for U.S. carriers in terms of safety and operational performance, and that's something we can all be proud of, and should be proud of. Today, our industry has transformed, placing a sharper focus on enhancing service and expanding choice for passengers, establishing stable and prosperous careers for our employees, and partnering with airports and communities to better serve our mutual customers. So it really is an exciting time in this business."

Frequently asked questions

Lately we've gotten a number of questions about US Airways' transition to the oneworld® Alliance. Here are answers to some of your most common inquiries:

Q. Why is US Airways moving to the oneworld® Alliance from the Star Alliance?
A. As a founding member of the **one**world® Alliance, American has a long history with that organization. Through **one**world®, the new American will provide customers more options for travel and benefits domestically and internationally through its member networks, which are very compatible with the new airline's network.

Q. When will the transition to oneworld take place?
A. Until the merger is complete, American Airlines and US Airways will remain independent, and US Airways will continue to be a full member of the Star Alliance. We will keep you updated as we plan for the transition.

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Hub love: Tulsa (TULE & TUL)

To help our employees learn more about our operations as a merged carrier, each issue of *Arrivals* will spotlight one of the combined company's hubs. Check out this feature for fun facts and information about the new American's biggest operational centers, as well as Tulsa, the American maintenance hub featured in this issue.

The history of American Airlines in Tulsa began in January 1946, when American opened its maintenance base there with just 50 employees and four hangars. Although not a formal American "hub," the company's Tulsa operations include a maintenance base (TULE) capable of servicing all of American's fleet and an airport operation (TUL).

Tulsa Maintenance Base (TULE)

- TULE is the largest commercial aircraft maintenance facility in the world, featuring seven multi-bay hangars.
- The TULE base covers more than 300 acres, including 3.3 million square-feet of hangar and shop space.
- There are 22 buildings in TULE's main base and three additional off-site buildings.
- TULE employs more than 6,000 people and impacts over 12,000 additional jobs in Tulsa.
- In 2012, TULE serviced 200+ engine overhauls and more than 100,000 manufactured parts.



The sprawling Tulsa maintenance base covers more than 300 acres of land.

Tulsa Fun Facts

- American is the largest private employer in Tulsa.
- In 1926, Cyrus Avery lobbied Congress to make Route 66 a national highway, making Tulsa known as the "birthplace of Route 66."
- A great getaway for avid golfers, Tulsa has 19 public golf courses throughout the city.
- With more than 6,000 acres of public outdoor areas, including 116 playgrounds, Tulsa has nature built into its bones.
- Its own version of Rodeo Drive, Tulsa's 71st Street offers four miles of shopping and dining.
- The Tulsa Zoo sits on 78 acres within Tulsa's Mohawk Park and welcomes nearly 600,000 visitors each year.

Tulsa International Airport (TUL)

- More than 2.5 million passengers fly through TUL every year.
- TUL features three runways and 22 gates.
- American and American Eagle account for almost one-third of the traffic at TUL.
- American and American Eagle fly nonstop to Dallas, Chicago and Miami from TUL.
- TUL hosts 6,000 students every year as part of its award-winning aviation education outreach program.

How will the merger benefit Tulsa?

The merger of US Airways and American Airlines will:

- Support jobs and communities throughout the region – together, American Airlines and US Airways employ 6,555 people in Oklahoma and serve three locations throughout the state.

Thoughts from third parties

"The merger announcement between American Airlines and US Airways is outstanding for the Tulsa region and a win for Oklahoma. This is outstanding news for some 6,400 employees and families across the Northeast Oklahoma region."
– Mike Neal, Tulsa Regional Chamber, Tulsa Chamber Online

"This is a tremendous opportunity for Tulsa as US Airways recognizes the significance of our talented workforce and their commitment to hard work. The city of Tulsa is grateful that American Airlines and US Airways are committed to Tulsa and that our future in the Aerospace/Aviation industry looks very bright."
– Dewey Bartlett, Tulsa Mayor, Fox23 Online


QUICK FACT
CUPS OF COFFEE SERVED INFLIGHT IN 2012
80,000,000
AMERICAN AIRLINES
51
MILLION
US AIRWAYS
29
MILLION

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The fine print

Following is legal language, which we're required to print on each internal and external publication related to the merger.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "would," "continue," "seek," "target," "guidance," "outlook," "forecast" and other similar words. These forward-looking statements are based on AMR's and US Airways' current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Stay in the Know

We'll continue sending you updates to keep you informed. In the meantime, please visit:

- **New Jetnet** (newjetnet.aa.com) or **Wings** (wings.usairways.com)
- **www.newAmericanarriving.com** – a website dedicated to the new American Airlines
- **Follow us** on Twitter at @AmericanAir, @USAirways and @USemployees, and on Facebook (AmericanAirlines and US Airways)
- **Questions**: corp.comm@aa.com or corporate.communications@usairways.com

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation ("AMR") and US Airways Group, Inc. ("US Airways") will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways' website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR's website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Arrivals April 5, 2013 ISSUE 7

Editor: Liz Landau, liz.landau@usairways.com

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